HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31, 2021 and 2020

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2021	2020
Revenues
Distribution (includes $73 related party revenues; 2020 - $70) (Note 24)	1,354	1,439
Transmission (includes $443 related party revenues; 2020 - $396) (Note 24)	448	400
	1,802	1,839

Costs
Purchased power (includes $643 related party costs; 2020 - $778) (Note 24)	894	1,007
Operation, maintenance and administration (Note 24)	273	256
Depreciation, amortization and asset removal costs (Note 5)	221	210
	1,388	1,473

Income before financing charges and income tax expense	414	366
Financing charges (Note 6)	114	119

Income before income tax expense	300	247
Income tax expense (Note 7)	27	15
Net income	273	232

Other comprehensive income (loss) (Note 8)	3	(20)
Comprehensive income	276	212

Net income attributable to:
Noncontrolling interest	2	2
Common shareholder	271	230
	273	232

Comprehensive income attributable to:
Noncontrolling interest	2	2
Common shareholder	274	210
	276	212

Earnings per common share (Note 22)
Basic	$1,905	$1,617
Diluted	$1,905	$1,617

Dividends per common share declared (Note 21)	$1,048	$0
See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At March 31, 2021 and December 31, 2020

As at (millions of Canadian dollars)	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	78	712
Accounts receivable (Note 9)	717	719
Due from related parties (Note 24)	394	422
Other current assets (Note 10)	182	181
	1,371	2,034

Property, plant and equipment (Note 11)	22,855	22,548
Other long-term assets:
Regulatory assets (Note 12)	4,660	4,571
Deferred income tax assets	16	16
Intangible assets (net of accumulated amortization - $605; 2020 - $586)	525	512
Goodwill	373	373
Other assets (Note 13)	76	79
	5,650	5,551
Total assets	29,876	30,133

Liabilities
Current liabilities:
Short-term notes payable (Note 16)	815	800
Long-term debt payable within one year (includes $301 measured at fair value; 2020 - $303) (Notes 16, 17)	905	806
Accounts payable and other current liabilities (Note 14)	1,093	1,026
Due to related parties (Note 24)	146	328
	2,959	2,960

Long-term liabilities:
Long-term debt (Notes 16, 17)	11,702	12,302
Regulatory liabilities (Note 12)	290	231
Deferred income tax liabilities	152	56
Other long-term liabilities (Note 15)	3,756	3,686
	15,900	16,275
Total liabilities	18,859	19,235

Contingencies and Commitments (Notes 26, 27)
Subsequent Events (Note 29)

Noncontrolling interest subject to redemption	19	22

Equity
Common shares (Note 20)	2,957	2,957
Retained earnings	7,999	7,877
Accumulated other comprehensive loss	(27)	(30)
Hydro One shareholder’s equity	10,929	10,804

Noncontrolling interest	69	72
Total equity	10,998	10,876
	29,876	30,133

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended March 31, 2021 and 2020

Three months ended March 31, 2021 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2021	2,957	7,877	(30)	10,804	72	10,876
Net income	—	271	—	271	2	273
Other comprehensive income (Note 8)	—	—	3	3	—	3
Distributions to noncontrolling interest	—	—	—	—	(5)	(5)
Dividends on common shares	—	(149)	—	(149)	—	(149)
March 31, 2021	2,957	7,999	(27)	10,929	69	10,998

Three months ended March 31, 2020 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2020	3,564	6,086	(6)	9,644	59	9,703
Net income	—	230	—	230	2	232
Other comprehensive loss	—	—	(20)	(20)	—	(20)
Distributions to noncontrolling interest	—	—	—	—	(1)	(1)
Contributions from sale of noncontrolling interest	—	—	—	—	9	9
Return of stated capital	(146)	—	—	(146)	—	(146)
March 31, 2020	3,418	6,316	(26)	9,708	69	9,777

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31, 2021 and 2020

Three months ended March 31 (millions of Canadian dollars)	2021	2020
Operating activities
Net income	273	232
Environmental expenditures	(8)	(6)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	196	189
Regulatory assets and liabilities	60	61
Deferred income tax expense	20	3
Other	33	5
Changes in non-cash balances related to operations (Note 25)	(61)	56
Net cash from operating activities	513	540

Financing activities
Long-term debt issued	—	1,100
Long-term debt repaid	(500)	—
Short-term notes issued	815	1,285
Short-term notes repaid	(800)	(1,415)
Return of stated capital	—	(146)
Dividends paid	(149)	—
Distributions paid to noncontrolling interest	(2)	(1)
Contributions received from sale of noncontrolling interest (Note 4)	—	9
Costs to obtain financing	—	(5)
Net cash from (used in) financing activities	(636)	827

Investing activities
Capital expenditures (Note 25)
Property, plant and equipment	(476)	(338)
Intangible assets	(37)	(22)
Capital contributions received	2	—
Other	—	(2)
Net cash used in investing activities	(511)	(362)

Net change in cash and cash equivalents	(634)	1,005
Cash and cash equivalents, beginning of period	712	7
Cash and cash equivalents, end of period	78	1,012

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three months ended March 31, 2021 and 2020

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners).
Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), and Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution).
Deferred Tax Asset (DTA)
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. See Note 12 - Regulatory Assets and Liabilities and Note 29 - Subsequent Events for additional details.
Hydro One Remote Communities
On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2020, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2020.
Management Estimates
The impact of the COVID-19 pandemic (COVID-19 or the pandemic) as at and for the three months ended March 31, 2021 has been reflected in the Consolidated Financial Statements. While the pandemic has resulted in incremental operating costs and lost revenues, the Company has analyzed the impact of the pandemic on its estimates and assumptions that affect its financial results as at and for the three months ended March 31, 2021 and has determined that there was no material impact. Additional details regarding the impact of the pandemic on the Consolidated Financial Statements are available in Note 9 - Accounts Receivable.
As the duration of the pandemic remains uncertain, the Company continues to assess its impact to the Company’s financial results and operations.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption
4.    BUSINESS COMBINATIONS
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' noncontrolling interest in NRLP is classified within equity.
5.     DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Three months ended March 31 (millions of dollars)	2021	2020
Depreciation of property, plant and equipment	169	167
Amortization of intangible assets	19	16
Amortization of regulatory assets	8	6
Depreciation and amortization	196	189
Asset removal costs	25	21
	221	210
6.    FINANCING CHARGES

Three months ended March 31 (millions of dollars)	2021	2020
Interest on long-term debt	123	122
Interest on short-term notes	—	5
Realized loss on cash flow hedges (interest-rate swap agreements) (Notes 8, 17)	3	—
Other	2	4
Less: Interest capitalized on construction and development in progress	(13)	(10)
Interest earned on cash and cash equivalents	(1)	(2)
	114	119

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
7.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax expense (recovery). The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2021	2020
Income before income tax expense	300	247
Income tax expense at statutory rate of 26.5% (2020 - 26.5%)	80	65

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(25)	(24)
Impact of tax deductions from deferred tax asset sharing[1]	(12)	(12)
Overheads capitalized for accounting but deducted for tax purposes	(7)	(5)
Interest capitalized for accounting but deducted for tax purposes	(4)	(3)
Pension and post-retirement benefit contributions in excess of pension expense	(4)	(4)
Environmental expenditures	(2)	(2)
Other	—	(1)
Net temporary differences attributable to regulated business	(54)	(51)
Net permanent differences	1	1
Total income tax expense	27	15

Effective income tax rate	9.0%	6.1%
1 Prior to the ODC Decision, the impact represents tax deductions from deferred asset tax sharing given to ratepayers as previously mandated by the OEB. Subsequent to the ODC Decision, the impact represents amounts given to ratepayers as previously mandated by the OEB, but recoverable pending the procedural order from the OEB. See Note 12 - Regulatory Assets and Liabilities.
8.    OTHER COMPREHENSIVE INCOME (LOSS)

Three months ended March 31 (millions of dollars)	2021	2020
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 6, 17)[1]	3	(20)
	3	(20)
1 Includes $2 million realized loss, after $1 million tax, on cash flow hedges reclassified to financing charges (2020 - $nil).
9.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	March 31, 2021	December 31, 2020
Accounts receivable - billed	447	344
Accounts receivable - unbilled	319	421
Accounts receivable, gross	766	765
Allowance for doubtful accounts	(49)	(46)
Accounts receivable, net	717	719
The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2021 and the year ended December 31, 2020:

(millions of dollars)	Three months ended March 31, 2021	Year ended December 31, 2020
Allowance for doubtful accounts – beginning	(46)	(22)
Write-offs	3	11
Additions to allowance for doubtful accounts[1]	(6)	(35)
Allowance for doubtful accounts – ending	(49)	(46)
1 Additions to allowance for doubtful accounts for the year ended December 31, 2020 included an incremental $14 million related to the COVID-19 pandemic. There were no additional COVID-19 related amounts included in the allowance for doubtful accounts for the three months ended March 31, 2021.

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
10.     OTHER CURRENT ASSETS

As at (millions of dollars)	March 31, 2021	December 31, 2020
Regulatory assets (Note 12)	103	105
Prepaid expenses and other assets	55	50
Materials and supplies	23	23
Derivative assets (Note 17)	1	3
	182	181
11.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	March 31, 2021	December 31, 2020
Property, plant and equipment	33,287	33,166
Less: accumulated depreciation	(12,074)	(11,922)
	21,213	21,244
Construction in progress	1,466	1,129
Future use land, components and spares	176	175
	22,855	22,548
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	March 31, 2021	December 31, 2020
Regulatory assets:
Deferred income tax regulatory asset	2,398	2,343
Pension benefit regulatory asset	1,692	1,660
Deferred tax asset sharing	220	204
Environmental	126	133
Post-retirement and post-employment benefits - non-service cost	117	113
Post-retirement and post-employment benefits	60	59
Foregone revenue deferral	53	63
Stock-based compensation	42	41
Conservation and Demand Management (CDM) variance	14	16
Debt premium	11	12
Other	30	32
Total regulatory assets	4,763	4,676
Less: current portion	(103)	(105)
	4,660	4,571

Regulatory liabilities:
Retail settlement variance account	127	92
Tax rule changes variance	74	70
Earnings sharing mechanism deferral	31	37
Pension cost differential	31	31
Green energy expenditure variance	19	22
Asset removal costs cumulative variance	19	19
Distribution rate riders	19	1
External revenue variance	4	7
Deferred income tax regulatory liability	4	4
Other	15	14
Total regulatory liabilities	343	297
Less: current portion	(53)	(66)
	290	231

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
Deferred Tax Asset Sharing
On October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. As at March 31, 2021, Hydro One recorded a regulatory asset of $220 million for the cumulative DTA amounts shared with ratepayers since 2017 to date, consisting of $77 million and $143 million for Hydro One Networks’ distribution and transmission segments, respectively. As a result of the OEB’s procedural order, the $220 million regulatory asset relating to the cumulative DTA amounts allocated to ratepayers since 2017 has been separately presented from the deferred income tax regulatory asset. Additional amounts shared with ratepayers up to December 31, 2021 will continue to increase this regulatory asset. On April 8, 2021, the OEB rendered its decision and order regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period (DTA Implementation Decision). In the DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers for the 2017 to 2021 period including the $77 million and $143 million at March 31, 2021 for Hydro One Networks’ distributions and transmission segments, respectively. See Note 29 – Subsequent Events for additional information.
Distribution Rate Riders
In December 2020, the OEB rendered its decision on Hydro One Networks distribution 2021 annual update rate application. The retail settlement variance account balance as at December 31, 2019, including accrued interest, was approved for disposition over a one year period ending December 31, 2021. As a result, this balance was transferred to the 2021 Rate Rider in January 2021. Additionally, the residual balance from the 2015-2017 Rate Rider, including accrued interest, was approved for disposition over the same period.
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	March 31, 2021	December 31, 2020
Right-of-Use (ROU) assets (Note 19)	68	71
Other long-term assets	8	8
	76	79
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	March 31, 2021	December 31, 2020
Accrued liabilities	636	557
Accounts payable	215	232
Accrued interest	135	116
Regulatory liabilities (Note 12)	53	66
Environmental liabilities	33	33
Lease obligations (Note 19)	11	11
Derivative liabilities (Note 17)	10	11
	1,093	1,026
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	March 31, 2021	December 31, 2020
Post-retirement and post-employment benefit liability (Note 18)	1,832	1,781
Pension benefit liability (Note 18)	1,692	1,660
Environmental liabilities	93	100
Lease obligations (Note 19)	62	65
Due to related parties (Note 24)	34	32
Asset retirement obligations	13	13
Derivative liabilities (Note 17)	11	14
Long-term accounts payable	4	5
Other long-term liabilities	15	16
	3,756	3,686

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed and unsecured revolving standby credit facilities totalling $2,300 million (Operating Credit Facilities). At March 31, 2021, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Long-Term Debt
The following table presents long-term debt outstanding at March 31, 2021 and December 31, 2020:

As at (millions of dollars)	March 31, 2021	December 31, 2020
Hydro One long-term debt (a)	12,495	12,995
HOSSM long-term debt (b)	150	151
	12,645	13,146
Add: Net unamortized debt premiums	10	10
Add: Unrealized mark-to-market loss[1]	1	3
Less: Unamortized deferred debt issuance costs	(49)	(51)
Total long-term debt	12,607	13,108

Less: Long-term debt payable within one year	(905)	(806)
	11,702	12,302
1 The unrealized mark-to-market net loss of $1 million (December 31, 2020 - $3 million) relates to $300 million Series 39 notes due 2021. The unrealized mark-to-market net loss is offset by a $1 million unrealized mark-to-market net gain (December 31, 2020 - $3 million) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One long-term debt
At March 31, 2021, long-term debt of $12,495 million (December 31, 2020 - $12,995 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. In April 2020, Hydro One filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At March 31, 2021, $2,800 million remained available for issuance under this MTN Program prospectus. During the three months ended March 31, 2021, no long-term debt was issued (2020 - $1,100 million) and long-term debt of $500 million (2020 - $nil) was repaid.
(b) HOSSM long-term debt
At March 31, 2021, HOSSM long-term debt of $150 million (December 31, 2020 - $151 million), with a principal amount of $138 million (December 31, 2020 - $138 million) was outstanding. During the three months ended March 31, 2021 and 2020, no long-term debt was issued or repaid.
Principal and Interest Payments
At March 31, 2021, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	904	490	3.0
Year 2	603	467	0.7
Year 3	131	458	6.1
Year 4	1,100	446	2.3
Year 5	850	425	2.9
	3,588	2,286	2.5
Years 6-10	1,750	1,980	3.5
Thereafter	7,295	3,998	4.7
	12,633	8,264	3.9

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At March 31, 2021 and December 31, 2020, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021		December 31, 2020
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$300 million MTN Series 39 notes	301	301	303	303
Other notes and debentures	12,306	14,061	12,805	15,795
Long-term debt, including current portion	12,607	14,362	13,108	16,098
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At March 31, 2021, Hydro One had interest-rate swaps with a total notional amount of $300 million (December 31, 2020 - $300 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 2% (December 31, 2020 - 2%) of its total long-term debt. At March 31, 2021, Hydro One had the following interest-rate swap designated as a fair value hedge:
•a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
Cash Flow Hedges
At March 31, 2021, Hydro One had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At March 31, 2021 and December 31, 2020, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at March 31, 2021 and December 31, 2020 is as follows:

As at March 31, 2021 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 10)
Fair value hedges	1	1	—	1	—
	1	1	—	1	—

Liabilities:
Long-term debt, including current portion	12,607	14,362	—	14,362	—
Derivative instruments (Notes 14,15)
Cash flow hedges, including current portion	21	21	—	21	—
	12,628	14,383	—	14,383	—

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020

As at December 31, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 10)
Fair value hedges	3	3	—	3	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	13,108	16,098	—	16,098	—
Derivative instruments (Notes 14,15)
Cash flow hedges, including current portion	25	25	—	25	—
	13,133	16,123	—	16,123	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the three months ended March 31, 2021 or the year ended December 31, 2020.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three months ended March 31, 2021 and 2020.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three months ended March 31, 2021 and 2020 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended March 31, 2021, a $1 million unrealized gain, after tax, was recorded in OCI (2020 - loss of $20 million), and a $2 million loss, after $1 million tax, was reclassified to financing charges (2020 - $nil). This resulted in an accumulated other comprehensive loss (AOCL) of $15 million related to cash flow hedges at March 31, 2021 (December 31, 2020 - $18 million). The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $7 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at March 31, 2021, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately two years.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirements and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2021 and December 31, 2020, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At March 31, 2021 and December 31, 2020, there was no material accounts receivable balance due from any single customer.
At March 31, 2021, the Company’s allowance for doubtful accounts was $49 million (December 31, 2020 - $46 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At March 31, 2021, approximately 5% (December 31, 2020 - 4%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 9 - Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At March 31, 2021 and December 31, 2020, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At March 31, 2021, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with four financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.
In April 2020, Hydro One filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At March 31, 2021, $2,800 million remained available for issuance under the MTN Program prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2021 and 2020:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2021	2020	2021	2020
Current service cost	60	54	16	18
Interest cost	64	71	12	15
Expected return on plan assets, net of expenses[1]	(108)	(113)	—	—
Prior service cost amortization	1	—	1	—
Amortization of actuarial losses	31	24	1	1
Net periodic benefit costs	48	36	30	34

Charged to results of operations[2,3]	6	6	17	13
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2021 is 5.4% (2020 - 5.75%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2021, pension costs of $17 million (2020 - $18 million) were attributed to labour, of which $6 million (2020 - $6 million) was charged to operations, and $11 million (2020 - $12 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
3 In the 2020-2022 Transmission Decision, the OEB confirmed the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. Prior to the decision, these costs were tracked in a regulatory asset. As a result, during the three months ended March 31, 2021, additional other post-retirement and post-employment costs of $4 million (2020 - $nil) attributed to labour were charged to operations.
Transfers from Other Plans
In January 2021, Hydro One and Inergi LP executed a letter of understanding (LOU) for the transfer of certain Inergi LP employees (Transferred Employees) to Hydro One Networks over a period of time. The employees who will transfer relate to the information technology operations, Finance and Accounting, Payroll and certain Shared Services functions. The transfer is expected to be completed by January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) will become participants in the Hydro One Defined Benefit Pension Plan (Plan) upon transfer to Hydro One. Subject to all necessary regulatory approvals, the assets and liabilities of the Inergi Plan will transfer to the Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer. In accordance with the LOU, Inergi LP and Hydro One Networks also agreed to transfer other post-employment benefits (OPEB) liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans.
On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) have transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees.
19.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions. These leases have terms between three and seven years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Three months ended March 31 (millions of dollars)	2021	2020
Lease expense	3	2
Lease payments made	3	3

As at	March 31, 2021	December 31, 2020
Weighted-average remaining lease term[1] (years)	7	7
Weighted-average discount rate	2.7%	2.6%
1 Includes renewal options that are reasonably certain to be exercised.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
At March 31, 2021, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2021	11
2022	12
2023	11
2024	11
2025	10
Thereafter	26
Total undiscounted minimum lease payments	81
Less: discounting minimum lease payments to present value	(8)
Total discounted minimum lease payments	73
At December 31, 2020, future minimum operating lease payments were as follows:

(millions of dollars)
2021	14
2022	12
2023	11
2024	11
2025	10
Thereafter	27
Total undiscounted minimum lease payments	85
Less: discounting minimum lease payments to present value	(8)
Total discounted minimum lease payments	77
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at (millions of dollars)	March 31, 2021	December 31, 2020
Other long-term assets (Note 13)	68	71
Accounts payable and other current liabilities (Note 14)	11	11
Other long-term liabilities (Note 15)	62	65
20.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At March 31, 2021 and December 31, 2020, the Company had 142,239 common shares issued and outstanding. During the three months ended March 31, 2021, no return of stated capital was paid (2020 - paid $146 million).
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At March 31, 2021 and December 31, 2020, two series of preferred shares were authorized for issuance: the Class A preferred shares and Class B preferred shares. At March 31, 2021 and December 31, 2020, the Company had no Class A preferred shares and no Class B preferred shares issued and outstanding.
21.     DIVIDENDS
During the three months ended March 31, 2021 and 2020, no preferred share dividends and $149 million common share dividends (2020 - $nil) were declared and paid. See Note 29 - Subsequent Events for dividends declared subsequent to March 31, 2021.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
22.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three months ended March 31, 2021 and 2020 were 142,239. There were no dilutive securities during the three months ended March 31, 2021 and 2020.
23.    STOCK-BASED COMPENSATION
Share Grant Plans
There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2021 and 2020.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three months ended March 31, 2021 and 2020 is presented below:

Three months ended March 31 (number of DSUs)	2021	2020
DSUs outstanding - beginning	65,240	52,620
Granted	5,349	5,859
DSUs outstanding - ending	70,589	58,479
At March 31, 2021, a liability of $2 million (December 31, 2020 - $2 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $29.27 (December 31, 2020 - $28.65). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three months ended March 31, 2021 and 2020 is presented below:

Three months ended March 31 (number of DSUs)	2021	2020
DSUs outstanding - beginning	61,880	52,186
Granted	26,076	20,277
Paid	—	(5,411)
DSUs outstanding - ending	87,956	67,052
At March 31, 2021, a liability of $3 million (December 31, 2020 - $2 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited common shares of $29.27 (December 31, 2020 - $28.65). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three months ended March 31, 2021 and 2020 is presented below:

	PSUs		RSUs
Three months ended March 31 (number of units)	2021	2020	2021	2020
Units outstanding - beginning	106,070	162,344	133,620	200,883
Vested and issued	(106,070)	(44,800)	(98,860)	—
Forfeited	—	(377)	—	(565)
Settled	—	—	(34,760)	(56,410)
Units outstanding - ending[1]	—	117,167	—	143,908
1    Units outstanding at March 31, 2021 did not have any PSUs or RSUs (2020 - 7,740 PSUs and 39,920 RSUs) that may be settled in cash if certain conditions are met. At March 31, 2021, no liability (2020 - $1 million) has been recorded with respect to these awards.
No awards were granted during the three months ended March 31, 2021 and 2020. The compensation expense related to the PSU and RSU awards recognized by the Company during the three months ended March 31, 2021 was less than $1 million (2020 - $1 million).
At March 31, 2021, less than $1 million (December 31, 2020 - $9 million) payable to Hydro One Limited relating to PSU and RSU awards was included in due to related parties on the consolidated balance sheets.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
Stock Options
A summary of stock options activity during the three months ended March 31, 2021 and 2020 is presented below:

Three months ended March 31 (number of stock options)	2021	2020
Stock options outstanding - beginning[1]	108,710	403,550
Exercised	—	(240,840)
Stock options outstanding - ending[1]	108,710	162,710
1 All stock options outstanding as at January 1, 2021 and March 31, 2021, were vested and exercisable (2020 - all stock options were vested and exercisable).
24.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at March 31, 2021. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), the OEB and Hydro One Telecom Inc. (Hydro One Telecom) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2021 and 2020:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2021	2020
IESO	Power purchased	639	776
	Revenues for transmission services	442	395
	Amounts related to electricity rebates	306	433
	Distribution revenues related to rural rate protection	62	59
	Distribution revenues related to supply of electricity to remote northern communities	9	9
	Funding received related to CDM programs	—	9
OPG	Power purchased	4	2
	Revenues related to provision of services and supply of electricity	2	2
	Capital contribution received from OPG	2	—
	Costs related to the purchase of services	—	1
OEB	OEB fees	2	2
Hydro One Limited	Return of stated capital	—	146
	Dividends paid	149	—
	Stock-based compensation costs	2	2
	Cost recovery for services provided	2	2
Hydro One Telecom	Services received – costs expensed	6	5
	Revenues for services provided	1	1
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
25.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2021	2020
Accounts receivable (Note 9)	—	(8)
Due from related parties	28	98
Prepaid expenses and other assets (Note 10)	(5)	(20)
Accounts payable (Note 14)	(18)	(10)
Accrued liabilities (Note 14)	79	41
Due to related parties	(181)	(102)
Accrued interest (Note 14)	19	36
Long-term accounts payable and other long-term liabilities (Note 15)	(2)	2
Post-retirement and post-employment benefit liability (Note 15)	19	19
	(61)	56

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three months ended March 31, 2021 and 2020. The reconciling items include net change in accruals and capitalized depreciation.

Three months ended March 31, 2021 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(490)	(34)	(524)
Reconciling items	14	(3)	11
Cash outflow for capital expenditures	(476)	(37)	(513)

Three months ended March 31, 2020 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(349)	(22)	(371)
Reconciling items	11	—	11
Cash outflow for capital expenditures	(338)	(22)	(360)
Supplementary Information

Three months ended March 31 (millions of dollars)	2021	2020
Net interest paid	106	90
Income taxes paid	6	13
26.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
27.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at March 31, 2021 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	119	51	47	4	2	15
Long-term software/meter agreement	9	9	4	3	2	7
Outsourcing and Other Agreements
In February 2021, Hydro One entered into an agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. This agreement resulted in commitment of $143 million over the initial term of the agreement.
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at March 31, 2021 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,300	—	—
Letters of credit[1]	171	11	—	—	—	—
Guarantees[2]	484	—	—	—	—	—
1 Letters of credit consist of $164 million letters of credit related to retirement compensation arrangements, a $11 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $484 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
28.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended March 31, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	448	1,354	—	1,802
Purchased power	—	894	—	894
Operation, maintenance and administration	102	168	3	273
Depreciation, amortization and asset removal costs	121	100	—	221
Income (loss) before financing charges and income tax expense	225	192	(3)	414

Capital investments	348	176	—	524

Three months ended March 31, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	400	1,439	—	1,839
Purchased power	—	1,007	—	1,007
Operation, maintenance and administration	105	149	2	256
Depreciation, amortization and asset removal costs	112	98	—	210
Income (loss) before financing charges and income tax expense	183	185	(2)	366

Capital investments	236	135	—	371
Total Assets by Segment:

As at (millions of dollars)	March 31, 2021	December 31, 2020
Transmission	17,776	17,620
Distribution	11,511	11,294
Other	589	1,219
Total assets	29,876	30,133
Total Goodwill by Segment:

As at (millions of dollars)	March 31, 2021	December 31, 2020
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.

19

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2021 and 2020
29.     SUBSEQUENT EVENTS
Dividends
On May 6, 2021, common share dividends of $157 million were declared.
Deferred Tax Asset Sharing
On April 8, 2021, the OEB rendered the DTA Implementation Decision. In its decision, the OEB approved recovery of the DTA amounts allocated to ratepayers for the 2017 to 2021 period plus carrying charges over a two-year period commencing on July 1, 2021. In addition, Hydro One shall adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further amounts of future tax savings flowing to customers. The impact of the DTA Implementation Decision has been determined to be a Type II subsequent event under US GAAP and as such the impact will be reflected prospectively in the Company's financial statements.

20